UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE TRANSITION PERIOD FROM              TO
COMMISSION FILE NUMBER 1-12001

THE ATI RETIREMENT PLAN
(Title of Plan)
ALLEGHENY TECHNOLOGIES INCORPORATED
(Name of Issuer of securities held pursuant to the Plan)
1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
The ATI Retirement Plan
As of December 31, 2016 and 2015 and for the Year Ended December 31, 2016
With Report of Independent Registered Public Accounting Firm

The ATI Retirement Plan
Audited Financial Statements
and Supplemental Schedule
As of December 31, 2016 and 2015 and for the Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
Pittsburgh, Pennsylvania
We have audited the accompanying statement of net assets available for benefits of The ATI Retirement Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the DOL’s Rules and Regulations for Reporting and Disclosure under the ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Schneider Downs & Co., Inc.
Pittsburgh, Pennsylvania
June 8, 2017

The ATI Retirement Plan
Statements of Net Assets Available for Benefits

	December 31
	2016	2015
Investments at fair value:
Interest in Allegheny Technologies Incorporated Master Trust	$206,019,814	$132,432,577
Interest in registered investment companies	2,115,704	1,685,794
Total investments at fair value	208,135,518	134,118,371
Investments at contract value:
Interest in Allegheny Technologies Incorporated Master Trust	60,332,380	50,980,410
Total investments at contract value	60,332,380	50,980,410
Notes receivable from participants	15,006,365	9,305,823
Employee contributions receivable	329,639	975
Employer contributions receivable	621,099	—
	15,957,103	9,306,798
Net assets available for benefits	$284,425,001	$194,405,579
See accompanying notes.

The ATI Retirement Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2016
Contributions:
Employee	$6,623,646
Employer	2,461,462
Rollovers	25,316
Total contributions	9,110,424
Interest income on notes receivable from participants	570,044
Investment income (loss):
Net investment gain from Plan interest in Allegheny Technologies Incorporated Master Trust	17,952,535
Net gain from interest in registered investment companies	68,185
Other loss	(16,860)
Total investment income	18,003,860
27,684,328
Benefits paid to participants	(25,876,018)
Fees	(20,075)
(25,896,093)
Net increase in net assets available for benefits prior to transfers	1,788,235
Transfers into Plan	88,231,187
Net increase in net assets available for benefits	90,019,422
Net assets available for benefits at beginning of year	194,405,579
Net assets available for benefits at end of year	$284,425,001
See accompanying notes.

The ATI Retirement Plan
Notes to Financial Statements
December 31, 2016
1. Description of the Plan
The ATI Retirement Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s sponsor is Allegheny Technologies Incorporated (ATI, the Plan Sponsor). Formerly the Allegheny Ludlum Corporation Personal Retirement and 401(k) Savings Account Plan, the Plan was renamed The ATI Retirement Plan in conjunction with the transfer into the Plan of account balances for represented participants of The 401(k) Plan, the Allegheny Technologies Retirement Savings Plan, and the ATI Precision Finishing, LLC Employees’ 401(k) and Profit Sharing Plan, effective August 31, 2016. Other than certain union-represented employees in ATI’s Forged Products operations, following these plan transfers, eligible participants in the Plan consist of employees with defined contribution benefits that are provided in accordance with collectively bargained labor agreements across all of ATI’s U.S. operations. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the summary plan description for more complete information regarding eligibility, vesting, contributions, and withdrawals.
The purpose of the Plan is to provide retirement benefits to eligible employees through company contributions, and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferrals to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code (the Code) limitations. Unless otherwise specified by the participant, contributions are invested in the QDIA (Qualified Default Investment Alternative), The Vanguard Target Retirement Fund that most closely matches the participants 65th birthday date (e.g. Vanguard Target Retirement 2030 Fund).
For certain employees in the Plan, qualifying employee contributions are matched by the respective employing companies that are affiliates of ATI based on various formulas including as a percentage of employee contributions, or as a flat dollar amount which can be based on years of service. Employees at certain ATI operations receive an employer contribution to the Plan based on hours worked or at the discretion of the operation’s Board of Directors based on its current or accumulated profits for the Plan year. The specific conditions, amounts and criteria governing eligibility for the various employer contributions are set forth in the Plan documents or individual bargaining agreements. The Plan allows participants to direct their contributions, and contributions made on their behalf to any of the investment options offered by the Plan. Effective in January 2017, participants are restricted to a 10% contribution and investment limit in the ATI Stock Fund.
Participants are vested immediately in their contributions plus actual earnings thereon. Many employees in the Plan are immediately vested in all company contributions. For certain employees, vesting in the Company’s contributions varies based on employee group classification and years of service not to exceed 6 years. Participant forfeitures are used to reduce future employer contributions or in the absence of such contributions, are distributed equally to certain Plan participants.

Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor. Participants may make “in-service” and hardship withdrawals as outlined in the plan document.
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500-$1,000 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Principal and interest payments are made by payroll deductions.
2. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedules. Actual results could differ from those estimates. The financial statements are prepared under the accrual basis of accounting.
Investment Valuation
Certain assets of the Plan have been commingled in the Allegheny Technologies Incorporated Master Trust (the Master Trust) with the assets of various ATI sponsored defined contribution plans for investment and administrative purposes. The investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust, and is stated at fair value or for fully benefit-responsive investment contracts, at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Master Trust assets as well as income/losses are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses were recorded as of December 31, 2016 or 2015. If a participant ceases to make a note repayment and the Plan administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.
Recent Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2017-06, “Plan Accounting: Employee Benefit Plan Master Trust Reporting”. This FASB pronouncement clarifies presentation requirements for a plan’s interest in a master trust and requires more detailed disclosure of the plan’s interest in the master trust. The amendment removes the requirement to disclose the percentage interest in the master trust for plans with divided interest and requires that all plans disclose the dollar amount of their interest in each of these general types of investments. The amendment also requires all plans to disclose their master trust’s other asset and liability balances and the dollar amount of the plan’s interest in each of those balances. ASU 2017-06 is effective for the Plan beginning after December 15, 2018, with early adoption permitted and retrospective application required. The Plan has elected to early adopt this ASU in the current year and as such, these financial statement reflect this adoption.
3. Investments
Certain assets of the Plan along with the assets of various other ATI sponsored plans are part of the Master Trust. The Plan also permits self-directed investments in registered investment companies that are maintained in accounts separate from the Master Trust.
The following table is a summary, at fair value, of the net assets of the Master Trust and the Plan by investment type as of December 31, 2016 and 2015:

	2016		2015
	Master Trust Balances	Plan’s Interest in Master Trust Balances	Master Trust Balances	Plan’s Interest in Master Trust Balances
Common collective trusts	$489,368,944	$136,063,200	$463,917,622	$90,859,512
Registered investment companies	216,426,850	37,963,384	228,064,975	30,416,553
Corporate common stocks	72,658,442	31,794,383	37,937,779	11,001,011
Other	713,945	198,847	786,109	155,501
Total investments at fair value	$779,168,181	$206,019,814	$730,706,485	$132,432,577

The following table is a summary, at contract value, of the net assets of the Master Trust by investment type as of December 31, 2016 and 2015:

	2016		2015
	Master Trust Balances	Plan’s Interest in Master Trust Balances	Master Trust Balances	Plan’s Interest in Master Trust Balances
Synthetic investment contracts	$150,219,352	$51,161,199	$162,965,928	$42,279,502
Guaranteed investment contracts	26,928,391	9,171,181	33,537,563	8,700,908
Total investments at contract value	$177,147,743	$60,332,380	$196,503,491	$50,980,410

Investment income attributable to the Master Trust for the year ended December 31, 2016 was as follows:

Net appreciation in fair value of investments	$81,261,836
Income from investments at contract value	3,928,936
Expenses
Administrative expenses and other, net	(1,375,877)
Total investment income	$83,814,895
The BNY Mellon Stable Value Fund (the Fund) investment alternative invests in a pooled insurance company separate account guaranteed investment contract, actively managed structured or synthetic investment contracts (SICs), and a common collective trust. SICs consist of a wrapper contract that covers specific assets supporting the SICs. These assets are owned by the Plan. A bank or insurance company issues the wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are generally comprised of US Treasury bonds, agency bonds, corporate bonds, residential mortgage backed securities, asset-backed securities, commercial mortgage-backed securities, and common collective trusts.
Interest crediting rates on the contracts held in the Fund are determined at the time of purchase. Such crediting rates are reviewed and may be reset on a quarterly basis. Typically, the investment contracts do not have a stated final maturity. Commonly referred to as “constant duration” contracts, the underlying assets are either managed against a stated benchmark or to a targeted duration.
Certain investment contracts may provide for adjustments to contract value for withdrawals made prior to termination. If the Plan were deemed to be in violation of ERISA or lose its tax exempt status, among other events, the issuers of the fully benefit responsive investment contracts would have the ability to terminate the contracts and settle at an amount different from contract value.
Certain investments in the Master Trust are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit an investment.  Investments in registered investment companies and the Fund may require at least 30 days prior notice to completely withdraw from the investments.  The targeted date fund investments held in common collective trusts currently do not require the prior approval of the investment manager if the Plan Sponsor decides to entirely exit these investments, but prior trade date notification is necessary to effect timely securities settlement or delivery of an investment’s liquidation and transfer to another investment. The Plan had no unfunded commitments as of December 31, 2016 and 2015.
4. Fair Value Measurement
In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.
Determination of Fair Value
Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.

The methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. There have been no changes in the methodologies used at December 31, 2016 and 2015.
Valuation Hierarchy
The three levels of inputs to measure fair value are as follows:
Level 1 – Quoted prices in active markets for identical assets and liabilities.
Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, include the following:

•
Cash and cash equivalents – Where the net asset value (NAV) is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•
Corporate common stocks – These investments are valued at the closing price reported on the major market on which the individual securities are traded. Common stock is classified within Level 1 of the valuation hierarchy.

•
Common collective trust funds – These investments are investment vehicles valued using the NAV, as a practical expedient, provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

•
Registered investment companies – These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy.

The following table presents the financial instruments of the Master Trust at fair value by caption on the statements of net assets available for benefits and by category of the valuation hierarchy (as described above) as of December 31, 2016 and 2015. The Master Trust had no assets classified within Level 2 or Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the fair value hierarchy for the period presented.
Master Trust assets measured at fair value on a recurring basis:

December 31, 2016	Level 1	NAV (a)	Total
Common collective trusts	$—	$489,368,944	$489,368,944
Registered investment companies	216,426,850	—	216,426,850
Corporate common stock	72,658,442	—	72,658,442
Other	713,945	—	713,945
	$289,799,237	$489,368,944	$779,168,181

December 31, 2015	Level 1	NAV (a)	Total
Common collective trusts	$—	$463,917,622	$463,917,622
Registered investment companies	228,064,975	—	228,064,975
Corporate common stock	37,937,779	—	37,937,779
Other	786,109	—	786,109
	$266,788,863	$463,917,622	$730,706,485
(a) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in Note 3 and to the statement of assets available for benefits.
In addition to the Plan’s investments in the Master Trust the Plan held $2,115,704 and $1,685,794 in self-directed accounts as of December 31, 2016 and 2015, respectively. These self-directed accounts are invested in registered investment companies and are categorized as Level 1 assets.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 13, 2015, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the effective date of the amendments addressed by the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken. The earliest tax year open to U.S. Federal examination is 2013.
6. Plan Termination
Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In the event of Plan termination, participants would become 100% vested in their employer contributions.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Party-In-Interest Transactions
At December 31, 2016 and 2015, the Plan held 1,667,047 and 827,051 shares, respectively, of common stock of ATI, the sponsoring employer, with fair value of $31,794,383 and $11,001,011, respectively. The shares held by the Plan at December 31, 2016 and 2015 reflect the Plan’s interest in the Master Trust. During the year ended December 31, 2016 the Plan recorded an investment gain of $7,234,677 related to its investment in the common stock of ATI.

The ATI Retirement Plan
EIN: 25-1792394         Plan: 005
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2016

Description	Current Value
Participant loans* (4.25% to 9.25%, with maturities through 2031)	$15,006,365
Registered investment companies - Self-directed accounts	2,115,704
*Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

THE ATI RETIREMENT PLAN

Date:	June 8, 2017	By:	/s/ Karl D. Schwartz
Karl D. Schwartz
Vice President, Controller and Chief Accounting Officer
(Principal Accounting Officer and Duly Authorized Officer)